EXHIBIT 12.2
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

							Nine-Month
	Years Ended December 31,						Period Ended		Year Ended
	2009		2008		2007		December 31, 2006		March 31, 2006

Earnings Available for Fixed Charges:
Income from continuing operations before income tax expense	$784		$703		$665		$253		$570
Add:
Fixed charges	398		349		322		221		290
Deduct:
Net income attributable to noncontrolling interest in subsidiary that has not incurred fixed charges	(8)		(7)		(6)		(6)		(10)

Total earnings available for fixed charges	$1,174		$1,045		$981		$468		$850

Fixed Charges and Preferred Stock Dividends(1):
Interest expense	$394		$343		$314		$215		$280
Estimated interest portion of rentals charged to expense	4		6		8		6		10

Total fixed charges	$398		$349		$322		$221		$290

Preferred stock dividends	3		3		3		2		3

Total fixed charges and preferred stock dividends	$401		$352		$325		$223		$293

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.9	x	3.0	x	3.0	x	2.1	x	2.9	x

(1)
Fixed charges represent consolidated interest charges and an estimated amount representing the interest factor in rents. Excluded from the fixed charges is interest on income tax contingencies that is included in income tax expense on the Consolidated Statements of Operations. Preferred stock dividends represent the amount of income before income tax expense that is required to pay the preferred stock dividends.

The above presentation reflects the adoption of authoritative guidance for consolidations, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary. The adoption of this guidance was retrospective and had no impact on the ratio of earnings to combined fixed charges and preferred stock dividends in any of the periods presented.